UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-32395

CONOCOPHILLIPS SAVINGS PLAN
(Full title of the Plan)

PO Box 4783
Houston, Texas 77210
(Address of plan administrator)

ConocoPhillips
(Name of issuer of securities)

925 N. Eldridge Parkway
Houston, Texas 77079
(Address of principal executive office) (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS COMPANY
BENEFITS COMMITTEE

/s/ Christine Hunt
Christine Hunt, Chair
ConocoPhillips Company Benefits Committee

June 22, 2023

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the ConocoPhillips Savings Plan (the ConocoPhillips Company Benefits Committee)
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ConocoPhillips Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1988.

Houston, Texas
June 22, 2023

Statements of Net Assets	ConocoPhillips Savings Plan
Available for Benefits

	Thousands of Dollars
At December 31	2022	2021

Assets
Receivables:
Other receivables	$678	$269
Company contributions receivables	28,082	22,692
Notes receivable from participants	27,524	25,772
Total receivables	56,284	48,733
Investments, at fair value	5,342,212	5,706,275
Plan interest in Stable Value Fund Master Trust	1,063,532	1,092,869
Net assets available for benefits	$6,462,028	$6,847,877

See Notes to Financial Statements.

Statement of Changes in Net	ConocoPhillips Savings Plan
Assets Available for Benefits

Year Ended December 31, 2022	Thousands of Dollars

Additions
Company contributions	$136,776
Active employee contributions	110,245
Rollovers	39,915
Total contributions	286,936
Investment income
Dividends and interest	116,297
Plan interest in Stable Value Fund Master Trust	24,287
Total investment income	140,584
Interest income on notes receivable from participants	967
Other additions	54
Total additions	428,541

Deductions
Distributions to participants or their beneficiaries	932,415
Administrative expenses	1,621
Net depreciation in fair value of investments	80,180
Total deductions	1,014,216

Transfer from COG Operating LLC Employee Savings & Retirement Plan	199,826

Net decrease	(385,849)

Net assets available for benefits
Beginning of year	6,847,877

End of year	$6,462,028

See Notes to Financial Statements.

Notes to Financial Statements	ConocoPhillips Savings Plan

Note 1--Plan Description

The following description of the ConocoPhillips Savings Plan (Plan) is as of December 31, 2022 and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution, 401(k) profit sharing plan, which includes an employee stock ownership plan (ESOP) component. Fidelity Workplace Services LLC serves as record keeper for the Plan and Fidelity Management Trust Company (Fidelity) serves as trustee.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During 2021, ConocoPhillips acquired Concho Resources, Inc. Effective January 1, 2022, the COG Operating LLC Employee Savings & Retirement Plan was merged into the Plan with a net asset transfer of $199.8 million.

Eligibility
Generally, active employees of ConocoPhillips Company (the Company) and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan.

Contributions
Most U.S. employees are eligible to participate in the Plan. Employees can deposit up to 75 percent of their eligible pay, subject to statutory limits, in the Plan to a variety of investment funds. Employees who participate in the Plan and contribute at least 1 percent of their eligible pay receive a 6 percent company cash match with a potential company discretionary cash contribution of up to 6 percent.

New employees, rehires, and employees that elected to opt out of the Cash Balance Plan (Title II of ConocoPhillips Retirement Plan) are eligible for a Company Retirement Contribution (CRC). These participants receive a 6 percent company contribution. The CRC does not require any employee contributions.
Active employees are eligible to make catch-up contributions to the Plan beginning in the year they attain the age of 50.

Plan assets are invested in a variety of investment funds; however, the ConocoPhillips Leveraged Stock Fund, Phillips 66 Leveraged Stock Fund, and Phillips 66 Stock Fund are closed to new investment elections. Investments in the Plan are participant-directed.

Participant Accounts
Each participant’s account is credited with the active employee contributions, company contributions, Plan earnings and losses, and charged with an allocation of investment and administrative expenses, as applicable. Allocations are based on participant earnings or account balances. Recordkeeping expenses are charged directly to each participant’s account on a quarterly basis. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting
Participants are immediately vested in their own contributions, company match and discretionary contributions. Participants in the CRC are 100% vested after three years of service with the Company.

Voting Rights
As a beneficial owner of ConocoPhillips Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the ConocoPhillips Stock attributable to their accounts.

Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules of the Plan. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for ConocoPhillips Stock
Participants have the ability to buy or sell shares in real time. Real-time trading allows a participant to see a quote of the current market price and submit a buy/sell market or limit order eligible for immediate execution during normal market hours.

Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of the age of 59½, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Installment Payments
A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed dollar amount or life expectancy installment payments.

Dividend Pass Through
A participant can make an election to receive cash dividends on the shares of ConocoPhillips Common Stock attributable to the participant’s account invested in the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund. The distribution of these dividends is made on each dividend payment date.

Forms of Payment
Generally, distributions from participant accounts invested in ConocoPhillips Stock and Phillips 66 Stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available.

Participant Loans
Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. Generally, the maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Plan Trust Agreement
The trust agreement with Fidelity provides for the administration of all assets in the Plan.

Administration
The Plan is administered by the ConocoPhillips Company Benefits Committee (Committee). Members of the Committee are appointed by the Board of Directors of the Company and serve without compensation, but may be reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2--Significant Accounting Policies

Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Note 3--Investments

Investment Valuation and Income Recognition
Investments held by the Plan (except the Stable Value Fund) are stated at fair value less costs to sell, if those costs are significant. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock and mutual funds are valued using quoted market prices. Common/collective trusts (CCTs) are valued at net asset value (NAV) per share as determined by the issuer based on the fair value of the underlying investments. The assets in the Stable Value Fund (SVF) include fully benefit-responsive synthetic guaranteed investment contracts (SYNs) and a short-term investment fund (STIF). SYNs are recorded at contract value. Contract value is the relevant measurement attributable to SYNs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. SYNs are backed by units of CCTs. The STIF is valued at amortized cost, which approximates fair value. (See Note 9 for more detail on the SVF.)

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4--Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual Funds	$885,368	$—	$—	$885,368
Common Stock	1,578,065	—	—	1,578,065
Total in fair value hierarchy	$2,463,433	$—	$—	$2,463,433

Investments measured at net asset value*
Common/Collective Trusts				2,878,779
Total investments, at fair value				$5,342,212

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,152,701	$—	$—	$1,152,701
Common Stock	1,304,538	—	—	1,304,538
Total in fair value hierarchy	$2,457,239	$—	$—	$2,457,239

Investments measured at net asset value*
Common/Collective Trusts				3,249,036
Total investments, at fair value				$5,706,275

*In accordance with FASB ASC Subtopic 820-10, “Fair Value Measurement – Overall”, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The CCTs held by the Plan are the Vanguard Retirement Trusts, as well as BlackRock, Geode Capital Management, PIMCO and State Street Institutional Trusts.

Note 5--Employee Stock Ownership Plan

All ConocoPhillips Stock held by the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund. The ConocoPhillips Stock Fund contains shares of ConocoPhillips Stock purchased with active employee contributions, company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of allocations other than those purchased with the proceeds of acquisition loans. The ConocoPhillips Leveraged Stock Fund primarily contains shares of ConocoPhillips Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts. Participants may direct that these contributions be exchanged from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund into other investment funds at any time.

Note 6--Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated June 6, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to our submission to the IRS for the determination letter, the Plan has been amended and restated. A new determination letter application was submitted for the Plan during 2022, and a response is pending from the IRS.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated it will take the necessary steps to maintain the qualified status of the Plan under applicable provisions of the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Committee has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7--Party-in-Interest Transactions

Certain of the Plan’s assets are invested in ConocoPhillips Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving ConocoPhillips Stock qualify as party-in-interest transactions. These types of transactions are exempt from the prohibited transaction rules.

Note 8--Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in the participants’ accounts as of the date of the termination.

Note 9--Stable Value Fund, BlackRock, Geode Capital Management, State Street, PIMCO and Vanguard Trusts

Stable Value Fund
At December 31, 2022 and 2021, one investment option of the Plan, the SVF, was held in a master trust and managed under the Stable Value Fund Master Trust Agreement. Fidelity served as trustee.

The Plan’s share of SVF Master Trust net assets was 100% as of December 31, 2022 and 2021.
The assets in the SVF consist of a STIF and SYNs. The STIF seeks to provide safety of principal and daily liquidity by investing in high-quality money market instruments that include, but are not limited to, certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. For SYNs, the underlying investments consist of units of fixed-income CCTs that are owned by the SVF Master Trust and held in trust for Plan participants. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

The SVF values as of December 31, 2022 and 2021 were as follows:

	Thousands of Dollars
December 31	2022	2021
STIF at fair value	$25,503	$28,596
SYNs at contract value	1,038,029	1,064,273
SVF Net assets available for benefits	$1,063,532	$1,092,869

The significant components of the changes in net assets relating to the SVF are as follows:

Thousands of Dollars
Year Ended December 31, 2022
Contributions	$21,541
Interest income, net	24,287
Interfund transfers in, net	161,466
Other Additions	3,591
Distributions	(239,927)
Participant loans	(161)
Other deductions	(134)
Net decrease	(29,337)
Beginning of year	1,092,869
End of year	$1,063,532

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the Committee does not anticipate that the events described above are probable of occurring in the foreseeable future.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Committee does not anticipate that any of these events are probable of occurrence.
The following tables set forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value.

	Thousands of Dollars Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
STIF	—	25,503	—	25,503
Total SVF Master Trust investment assets at fair value	$—	$25,503	$—	$25,503

	Thousands of Dollars Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
STIF	—	28,596	—	28,596
Total SVF Master Trust investment assets at fair value	$—	$28,596	$—	$28,596
BlackRock, Geode Capital Management, PIMCO and State Street Trusts
Institutional Trusts are comprised of low-cost domestic equity, international equity, and domestic fixed-income investment funds.  Each investment option employs a full replication indexing approach in which the trust seeks to match the performance of a specified index while minimizing net tracking error. Participant transactions for the Institutional Trusts occur in a custom portfolio which holds shares of the underlying trust.  Since participant transactions occur at the portfolio level instead of directly into the trust itself, NAV per share will trend with but not equal the NAV per share in the underlying trust held by the Plan.

The trustee of the Institutional Trusts, in their sole discretion, but upon consultation with the Plan, shall decide whether to honor a redemption request in cash, in kind, or a combination of both. The trustee will use their best efforts to distribute proceeds to the redeeming Plan as soon as practicable; provided however, that (i) cash proceeds from the sale of securities liquidated to fund a withdrawal need not be paid until after the actual settlement date or dates of the sale of such securities; and (ii) the trustee may suspend redemptions and/or postpone the payment of redemption proceeds at times when the New York Stock Exchange is closed or during other emergency circumstances.

Vanguard Trusts
The Vanguard Target Retirement Trusts are highly diversified funds whose objective is to offer an appropriate balance of risk and return at every stage of retirement investing. The year in the trust name refers to the approximate year (the target retirement date) when an investor in the trust would retire and leave the workforce. Each trust automatically rebalances and adjusts its asset mix over time, gradually shifting to become more conservative as the trust approaches its target retirement date. Once a trust has passed its target retirement date, its allocation is gradually adjusted to match that of the Vanguard Target Retirement Income Trust and it may merge with that trust in seven years.

The trustee of the Vanguard Trusts, in its sole discretion, but upon consultation with the Plan, shall decide whether to honor a redemption request in cash, in kind, or a combination of both. The trustee will use its best efforts to distribute proceeds to the redeeming Plan as soon as practicable; provided however, that (i) cash proceeds from the sale of securities liquidated to fund a withdrawal need not be paid until after the actual settlement date or dates of the sale of such securities; and (ii) the trustee may suspend redemptions and/or postpone the payment of redemption proceeds at times when the New York Stock Exchange is closed or during other emergency circumstances.

Schedule H, Line 4i--	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2022
		Thousands of Dollars
(a)(b)	(c)	(d)	(e)
Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Current Value

*ConocoPhillips	1,615,391 shares, ConocoPhillips Leveraged Stock Fund	**	$190,619

*ConocoPhillips	9,177,041 shares, ConocoPhillips Stock Fund	**	1,082,909

Phillips 66	837,537 shares, Phillips 66 Leveraged Stock Fund	**	87,172

Phillips 66	2,088,433 shares, Phillips 66 Stock Fund	**	217,365

PIMCO Funds	5,155,524 units, PIMCO PIMCO Total Return Collective Trust Class I	**	68,207

The Vanguard Group	2,775,501 units, Vanguard International Value Fund Investor Shares	**	99,197

	2,658,150 units, Vanguard PRIMECAP Fund Admiral Shares	**	347,819

	1,194,935 units, Vanguard International Growth Fund Admiral Shares	**	108,022

	184,159,347 units, Vanguard Treasury Money Market Fund	**	184,159

	2,108,540 units, Vanguard Windsor II Fund Admiral Shares	**	139,480

	235,406 units, Vanguard Total International Bond Index Fund Institutional Shares	**	6,691

	2,061 units, Vanguard Target Retirement Income & Growth Trust Plus	**	37

	2,296,625 units, Vanguard Target Retirement 2020 Trust	**	139,543
	2,712,958 units, Vanguard Target Retirement 2025 Trust	**	176,017

	2,772,293 units, Vanguard Target Retirement 2030 Trust	**	190,789

	2,048,568 units, Vanguard Target Retirement 2035 Trust	**	149,853

	1,729,216 units, Vanguard Target Retirement 2040 Trust	**	132,579

	1,911,840 units, Vanguard Target Retirement 2045 Trust	**	150,366

	1,587,101 units, Vanguard Target Retirement 2050 Trust	**	125,159

	1,022,185 units, Vanguard Target Retirement 2055 Trust	**	80,507

	455,415 units, Vanguard Target Retirement 2060 Trust	**	21,605

	359,369 units, Vanguard Target Retirement 2065 Trust	**	10,530

	2,888 units, Vanguard Target Retirement 2070 Trust	**	51

	2,799,804 units, Vanguard Target Retirement Income Trust	**	132,907

State Street	13,775,450 units, State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	**	158,114

	20,273,523 units, State Street U.S. Bond Index Securities Lending Series Fund Class XIV	**	203,810

BlackRock	4,746,732 units, BlackRock U.S. Treasury Inflation Protected Securities Fund M	**	53,872

	58,782,536 units, BlackRock Equity Index Fund F	**	534,445

	19,710,838 units, BlackRock Russell 2000 Index Fund F	**	160,352

	16,971,853 units, BlackRock MidCap Equity Index Fund F	**	159,265

Geode Capital Management Trust	1,390,271 units, Geode Capital Management Trust Spartan Total Market Index Pool	**	230,771

*Participants	Loans to Plan participants, Interest rates ranging from 3.25% to 8.25%	**	27,524

			5,369,736
* Party-in-interest
** Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Savings Plan
EIN 73-0400345, Plan 022

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm